Exhibit 99.1

PRESS RELEASE
New Gold Reports Consolidated Reserve & Resource Statements

March 3, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE Alternext US: NGD) today reports consolidated mineral reserve and resource statements for its mines and development projects as of December 31, 2008. These include updated mineral reserve and resource statements for the Peak and Cerro San Pedro mines, an updated mineral resource statement for the Amapari mine, and previously reported mineral reserve and resource statements for the New Afton development project and the 30% owned El Morro development project.

A consolidated summary of total gold, silver and copper contained within New Gold’s global mineral reserves and resources is provided in the table below.

New Gold Mineral Reserves & Resources Summary as of December 31, 2008
	Contained Metal
	Gold	Silver	Copper
	M oz	M oz	M lbs
Reserves1,3-6
Proven	2,427	49,929	931
Probable	2,394	4,753	1,819
Total P&P	4,821	54,682	2,750

Resources2,7-13
Measured	4,437	63,284	2,025
Indicated	3,528	5,574	1,612
Total M&I	7,965	68,858	3,637

Inferred	1,793	1,679	361
Notes to the mineral reserve and resource statements are provided in a separate table below.

Further details of New Gold’s mineral reserves and resources for its mines and development projects are provided below and are also available in the respective NI 43-101 Technical Reports referenced below.

Mineral Reserves

The updated mineral reserve statements for the Peak and Cerro San Pedro mines have been calculated based on long-term metal prices of US$750/oz for gold, US$10.00/oz for silver and US$2.00/lb for copper and updated costs for mining and processing at the respective mine operations. The Peak Mines operation is located in New South Wales, Australia and the Cerro San Pedro mine is located in San Luis Potosí, Mexico.

Updated mineral reserve statements for the Peak and Cerro San Pedro mines are presented in the table below:

Mineral Reserve Statement – Peak and Cerro San Pedro Mines as of December 31, 2008
		Metal Grade			Contained Metal
	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000’s	g/t	g/t	%	Koz	Koz	M lbs
Peak Mine[1,3,13]
Proven	1,048	3.96	-	0.95	133	-	22
Probable	2,557	4.60	-	0.96	380	-	54
Peak P&P	3,605	4.41	-	0.96	514	-	76

Cerro San Pedro[1,4,13]
Proven	69,640	0.55	22.3	-	1,231	49,929	-
Probable	2,054	0.52	22.9	-	34	1,512	-
CSP P&P	71,694	0.55	22.3	-	1,266	51,441	-
Notes to the mineral reserve statements are provided in a separate table below.

The updated mineral reserve statement for the Peak Mines represents a 40% increase in total contained gold and a 175% increase in total contained copper over mineral reserves reported previously in a March 2007 NI 43-101 Technical Report. These positive increases effectively offset reserve depletion due to mine production during 2007 and 2008 and are due largely to delineation drilling and improved mine design to convert mineral resources to mineral reserves as well as the application of higher metals prices. An updated NI 43-101 Technical Report for the Peak Mines will be filed within 45 days of this press release.

The updated mineral reserve statement for the Cerro San Pedro mine represents a 17% decrease in both contained gold and silver over mineral reserves reported previously in a March 2007 NI 43-101 Technical Report. These decreases are due entirely to reserve depletion from mining since commercial production commenced in May 2007, consistent with the Cerro San Pedro life-of-mine plan.

Mineral reserve statements for the company’s 100% owned New Afton and 30% owned El Morro development projects are presented in the tables below.

Mineral Reserve Statement – New Afton and El Morro Projects
		Metal Grade			Contained Metal
	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000’s	g/t	g/t	%	Koz	Koz	M lbs
New Afton[1,5,13]
Proven	-	-	-	-	-	-	-
Probable	44,400	0.72	2.30	0.98	1,028	3,240	959
New Afton P&P	44,400	0.72	2.30	0.98	1,028	3,420	959

El Morro[1,6,13]		100% basis			30% basis
Proven	62,542	0.53	-	0.66	1,062	-	909
Probable	72,528	0.41	-	0.50	951	-	806
El Morro P&P	135,070	0.46	-	0.58	2,013	-	1,715
Notes to the mineral reserve statements are provided in a separate table below.

The mineral reserve statements for the New Afton and El Morro projects have been reported previously in NI 43-101 Technical Reports completed in May 2007 and May 2008, respectively. The New Afton project is located in British Columbia, Canada. The El Morro project is located in Region III, Chile. New Gold holds a 30% interest in the El Morro project, with project operator Xstrata plc holding the remaining 70% interest.

Mineral Resources

Updated mineral resource statements for the Peak, Cerro San Pedro and Amapari mines and the New Afton and El Morro development projects, inclusive of mineral reserves, as of December 31, 2008, are presented in the table below:

Mineral Resource Statement as of December 31, 2008
		Metal Grade			Contained Metal
Measured & Indicated	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
Resources	000’s	g/t	g/t	%	Koz	Koz	M lbs
Peak [2,7,13]
Measured	2,405	3.75	-	1.02	290	-	54
Indicated	3,694	4.71	-	1.00	559	-	82
Peak M&I	6,099	4.33	-	1.01	849	-	136

Cerro San Pedro[2,8,13]
Measured	90,160	0.55	20.6	-	1,597	59,557	-
Indicated	6,370	0.46	18.7	-	94	3,830	-
CSP M&I	96,530	0.54	20.4	-	1,691	63,387	-

Amapari[2,9,13]
Measured	8,700	1.03	-	-	288	-	-
Indicated	14,249	1.85	-	-	848	-	-
Amapari M&I	22,949	1.54	-	-	1,136	-	-

New Afton[2,10,13]
Measured	43,250	0.83	2.68	1.12	1,154	3,727	1,068
Indicated	22,410	0.66	2.42	0.84	476	1,744	415
New Afton M&I	65,660	0.77	2.59	1.02	1,630	5,471	1,483

El Morro[2,11,13]	100% basis				30% basis
Measured	211,164	0.54	-	0.65	1,108	-	903
Indicated	347,242	0.46	-	0.49	1,551	-	1,115
El Morro M&I	558,406	0.49	-	0.55	2,659	-	2,018

Inferred Resources[12]	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000’s	g/t	g/t	%	Koz	Koz	M lbs
Peak Mines	2,713	4.50	-	0.90	388	-	52
Cerro San Pedro	1,658	0.47	24.1	-	25	1,283	-
Amapari	13,716	2.37	-	-	1,045	-	-
New Afton	7,940	0.88	1.6	0.96	225	396	168
El Morro	62,335	0.18	-	0.34	110	-	141
Notes to the mineral resource statements are provided in a separate table below.

The updated measured and indicated mineral resource statement for the Peak Mines represents an approximate 3 to 5 % increase in total contained gold and an approximate 15 to 20% increase in total contained copper over mineral resources reported previously in a March 2007 NI 43-101 Technical Report. These percentage estimates are an approximation as the previous mineral resource statement for the Peak Mines was presented exclusive of mineral reserves. These increases in contained gold and copper are due largely to exploration and delineation drilling to develop additional resources and upgrade inferred resources to measured and/or indicated status and to the application of higher metal prices used to constrain the mineral resource estimate.

The updated measured and indicated mineral resource statement for the Cerro San Pedro mine represents an approximate 17% decrease in both contained gold and silver over mineral resources reported previously in a March 2007 NI 43-101 Technical Report. As noted in the reserves section above, these decreases are due entirely to resource depletion from mining since commercial production commenced in May 2007, consistent with the Cerro San Pedro life-of-mine plan.

The updated measured and indicated mineral resource statement for the Amapari mine represents an approximate 11% increase in total contained gold over mineral resources reported previously in a September 2007 NI 43-101 Technical Report. This increase is due largely to a combination of remodeling of the deposit and the addition of a significant amount of new delineation drilling information to the mineral resource estimate. No mineral reserves are reported for the Amapari mine following its placement on care and maintenance in January 2009.

The mineral resource statements for the New Afton and El Morro projects have been reported previously in NI 43-101 Technical Reports completed in May 2007 and May 2008 respectively.

The Qualified Persons as defined under Canadian NI 43-101 responsible for the preparation of the Mineral Reserve and Resource Statements presented herein are listed below:

Qualified Persons for New Gold Mineral Reserve & Resource Statements
Peak Mines
Reserves	Mr. Eric Strom, P.Eng. and Technical Services Superintendent for Peak Mines Ltd.
Resources	Mr. Rex Berthelsen, Member AusIMM and Principal Geologist for New Gold Inc.
Cerro San Pedro Mine
Reserves	Mr. William L. Rose, P.E. and Principal Mining Engineer for WLR Consulting, Inc.
Resources	Mr. William L. Rose, P.E. and Principal Mining Engineer for WLR Consulting, Inc.
Amapari Mine
Resources	Mr. Rex Berthelsen, Member AusIMM and Principal Geologist for New Gold Inc.
New Afton Project
Reserves	Mr. Mike Thomas, Member AusIMM and Principal Mining Consultant for AMC Consultants Pty Ltd.
Resources	Mr. David Rennie, P. Eng. and Consulting Geological Engineer for Scott Wilson Roscoe Postle Assoc.
El Morro Project
Reserves	Mr. Richard J. Lambert, P. E. and Principal Mining Engineer for Pincock, Allen & Holt Inc.
Resources	Mr. Barton G. Stone, P. Geo. and Chief Geologist for Pincock, Allen & Holt Inc.

Notes to Mineral Reserve & Resource Statements
1)	Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability.
2)

Mineral resources for all mines and development projects have been estimated using industry standard three dimensional geostatistical block model estimation methods (e.g. one or a combination of ordinary kriging, multiple indicator kriging or inverse distance to an exponential power) constrained by geological and metal grade domains in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

3)

Peak Mines mineral reserves have been calculated based on a gold price of US$750/oz, a copper price of US$2.00/lb and variable lower NSR cut-offs ranging from AUD$112/t to AUD$130/t that vary between individual mines and their proximity to the Peak operation processing facility.

4)	Cerro San Pedro mineral reserves have been calculated based on a gold price of US$750/oz, a silver price of US$10.00/lb and a lower NSR cut-off of US$2.64/t.
5)	New Afton mineral reserves have been calculated based on a gold price of US$475/oz, a copper price of US$1.45/lb and a lower NSR cut-off of CAD$15/t of ore.
6)

El Morro mineral reserve tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of US$1.25/lb and a lower cut-off of 0.30% copper equivalent ("EqCu") where

EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold

7)

Peak Mines mineral resources have been estimated based on a gold price of US$750/oz, a copper price of US$2.00/lb and variable lower NSR cut-offs ranging from AUD$85/t to AUD$95/t that vary between individual mines and their proximity to the Peak operation processing facility.

8)

Cerro San Pedro mineral resources have been estimated based on a gold price of US$1000/oz, a silver price of US$21/oz and a lower grade cut-off of 0.2 g/t gold and are constrained within an economically constrained "mineral resource pit" that uses the same cost and metal recovery parameters used to define mineral reserves as of December 31, 2008.

Notes to Mineral Reserve & Resource Statements
9)

Amapari mineral resources have been estimated based on a gold price of US$750/oz and a variable lower grade cut-offs ranging from 0.6 g/t to 0.8 g/t gold for open pit oxide and sulphide resources and 1.7 g/t gold for underground sulphide resources that vary between individual mineral resources and their proximity to the Amapari operation processing facility.

10)

New Afton mineral resources have been estimated based on a gold price of US$450/oz, a silver price of US$5.25/oz, a copper price of US$1.20/lb and a lower NSR cut-off of CAD$10.00/t of mineralized material.

11)

El Morro mineral resource tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project. El Morro mineral resources have been estimated based on a gold price of US$500/oz, a copper price of US$1.25/lb and a lower grade cut-off of 0.3% copper-equivalent ("EqCu") where

EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold

Mineral resources are based on an economically constrained "mineral resource pit" that uses the same cost and metal recovery parameters used to define mineral reserves as described in the May 2008 NI 43-101 technical report for the project.

12)	Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.
13)	Numbers may not add due to rounding.

New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the results of the preliminary economic assessment assessing the viability of a new process facility at Amapari; New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks and Uncertainties” included in New Gold’s MD&A filed on November 12, 2008, and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

For further information please contact:
Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com